Ecopetrol S.A. signs an agreement to acquire a portfolio of up to 1,300 megawats of solar and wind energy projects in Colombia

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that it executed an asset purchase purchase agreement with Statkraft European Wind and Solar Holding, AS (“Statkraft”) on May 20, 2025, for the potential acquisition of its portfolio in Colombia. This portfolio includes one company dedicated to the development and operation of solar and wind assets, six special purpose entities owning solar projects (614 MW), and three special purpose entities owning wind projects (750 MW) (the “Portfolio”). The agreement is subject to the fulfillment of conditions precedent and other legal requirements, which, once met, is intended to allow Ecopetrol S.A. to acquire the Portfolio of up to 1.3 GW.

The companies are owned by Statkraft’s subsidiaries: Enerfín Sociedad de Energía S.L.U and Enerfin Enervento Exterior S.L.

The Portfolio’s projects are located in the departments of La Guajira, Sucre, Córdoba, Caldas, and Magdalena.

If completed, this acquisition would represent significant progress toward Ecopetrol S.A.’s decarbonization and energy transition goals, particularly the target of incorporating 900 MW of renewable self-generation capacity by 2025, in line with its 2040 Strategy. Additionally, the transaction would support the generation of low-emission energy under competitive conditions for the Ecopetrol Group’s self-consumption, reducing exposure to spot market purchases and contributing to the diversification of the company’s energy matrix.

Ecopetrol S.A. reaffirms its commitment to the country’s energy future through the integration of renewable energy projects into its operations.

Bogota D.C., May 20, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co